News Release


Contact:  Axel Obermueller          Karen Hampton
          BMW Group                 Ford Motor Company
          0049 89 382-22332         313-594-4410

          Hubert Bergmann           Christoph Sieder
          BMW Group                 Premier Automotive Group, Ford Motor Company
          0049 89 382-20775         0044 207 5297118




BMW GROUP, FORD MOTOR COMPANY SIGN DEFINITIVE AGREEMENT FOR LAND ROVER


MUNICH, Germany/DEARBORN, Mich., May 23, 2000 - BMW Group and Ford Motor Company today announced that they have signed a definitive agreement for Ford to buy the Land Rover business from BMW.

Joachim Milberg, chairman of the Board of Management of BMW AG, and Jac Nasser, Ford Motor Company president and CEO, reached the agreement after approximately two months of due diligence following the companies' memorandum of understanding (MOU) signed on March 16, 2000.

"Land Rover is truly one of the world's great brands. We are looking forward to bringing the outstanding talent and product of Land Rover into the Ford Motor Company family," said Nasser.

"This agreement, following the sale of Rover, is the second decisive step in implementing the strategic reorientation of BMW Group," said Milberg. "And it ensures that Land Rover, a brand rich in tradition, will be continued under the leadership of Ford Motor Company."

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Under terms of the transaction, Ford will pay 3 billion euros (US$2.7 billion)
to buy the Land Rover business, which includes its full line-up of four-wheel-drive vehicles - Range Rover, Discovery, Freelander and Defender.
As agreed upon in the MOU, two-thirds of the purchase price will be paid immediately with the remaining third to be paid in 2005.

Ford Motor Company is acquiring the rights to the Land Rover brand, the Land Rover plant in Solihull (Birmingham) as well as the Gaydon Research and Development Centre, the Land Rover dealer network, the British Motor Industry Heritage Centre (Gaydon), and a total workforce of approximately 13,000 employees.

In addition, BMW has agreed to complete the development of the successor to the Range Rover on behalf of Ford Motor Company and will act as a supplier for certain components and deliveries.

The transaction is expected to be completed June 30, subject to regulatory approvals.

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